SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(RULE 14d-100)

Electronic Arts Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Ruth A. Kennedy

Executive Vice President, General Counsel and Secretary

209 Redwood Shores Parkway

Redwood City, CA 94065

(650) 628-1500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Daniel J. Winnike, Esq.

Fenwick & West LLP

801 California Street

Mountain View, California 94041

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not applicable.*	Not applicable.*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.
Form or Registration No.:	Not Applicable.
Filing Party:	Not Applicable.
Date Filed:	Not Applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:    ☐

SCHEDULE TO

This tender offer statement on Schedule TO is filed by Electronic Arts Inc., a Delaware corporation, and relates to preliminary communications regarding its planned offer to purchase all outstanding options to purchase Class B Common Stock, par value $0.01 per share. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934.

THE SOLICITATION AND THE OFFER TO PURCHASE OUTSTANDING OPTIONS TO PURCHASE ELECTRONIC ARTS’S CLASS B COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS, WHICH ELECTRONIC ARTS EXPECTS TO DISTRIBUTE TO ITS CLASS B OPTION HOLDERS ON MARCH 14, 2003. CLASS B OPTION HOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE OFFER. CLASS B OPTION HOLDERS WILL BE ABLE TO OBTAIN THE SCHEDULE TO, OFFER TO PURCHASE AND OTHER FILED DOCUMENTS WITHOUT CHARGE AT THE U.S. SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV.

Item 12.    Exhibits.

(a)(5)(A)	Press release, dated March 4, 2003, issued by Electronic Arts Inc.

(a)(5)(B)	EA Action, Employee Communication dated March 4, 2003, issued by Electronic Arts.